PAGE 1 of 34 PAGES

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           ZIMMERMAN SIGN COMPANY
                           ----------------------
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                 989580 10 5
                               --------------
                               (Cusip Number)

                               David T. Kettig
                           96 Cummings Point Road
                     Stamford, CT 06902  (203)  358-8000
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 31, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b) (3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [X]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                         PAGE 2 OF 34 PAGES

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GENEVE HOLDINGS, INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [X ]
                                                      (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0       SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     801,079    SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                 0       SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              801,079    SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,079 shares ( a portion of which are also reported as beneficially owned by Southern Investors Corp. ("SIC"), Southern Mortgage Holding Corporation ("SMHC"), Geneve Securities Holding Corp. ("GSHC") and Geneve Securities Portfolio Corp. ("GSPC").

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.2%

14.   TYPE OF REPORTING PERSON*

      CO

*SEE INSTRUCTIONS

                                                      PAGE 3 OF 34 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SOUTHERN MORTGAGE HOLDING CORPORATION

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0      SHARES
BENEFICIALLY                   -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                      367,305  SHARES
PERSON WITH                    -------
                        9. SOLE DISPOSITIVE POWER
                                 0      SHARES
                               -------
                        10.SHARED DISPOSITIVE POWER
                               367,305  SHARES
                               -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,305 SHARES (ALL OR A PORTION OF WHICH SHARES ARE ALSO
      REPORTED AS BENEFICIALLY OWNED BY GHI, GSH AND GSP).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.8%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       PAGE 4 OF 34 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENEVE SECURITIES HOLDING CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     156,578  SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                 0     SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              156,578  SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,578 SHARES ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI AND SMHC).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.4%

14.   TYPE OF REPORTING PERSON*
      CO


*SEE INSTRUCTIONS

                                                       PAGE 5 OF 34 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENEVE SECURITIES PORTFOLIO CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     173,771  SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                 0     SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              173,771  SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,771 SHARES (ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI AND SMHC).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.4%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       PAGE 6 OF 34 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SOUTHERN INVESTORS CORP.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

NUMBER                  7. SOLE VOTING POWER
OF SHARES                        0     SHARES
BENEFICIALLY                  -------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                     433,774  SHARES
PERSON WITH                   -------
                        9. SOLE DISPOSITIVE POWER
                                 0     SHARES
                              -------
                        10.SHARED DISPOSITIVE POWER
                              433,774  SHARES
                              -------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,774 SHARES (ALL OF WHICH SHARES ARE ALSO REPORTED AS
      BENEFICIALLY OWNED BY GHI).

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.4%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS

                                                       PAGE 7 OF 34 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST INTERNATIONAL REINSURANCE COMPANY, INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ X ]
                                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      NOT APPLICABLE

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      ALABAMA

NUMBER                  7. SOLE VOTING POWER
OF SHARES                      17,500  SHARES
BENEFICIALLY                   ------
OWNED BY EACH           8. SHARED VOTING POWER
REPORTING                        0     SHARES
PERSON WITH                    ------
                        9. SOLE DISPOSITIVE POWER
                               17,500  SHARES
                               ------
                        10.SHARED DISPOSITIVE POWER
                                 0     SHARES
                               ------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,500 SHARES

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9%

14.   TYPE OF REPORTING PERSON*
      IC

*SEE INSTRUCTIONS

                                                      PAGE 8 OF 34 PAGES

Item 1.     Security and Issuer.
            --------------------
      This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Zimmerman Sign Company, a Texas corporation (the "Company"), which has its principal executive offices at 9846 Highway 31 East, Tyler, Texas 75705.

Item 2.     Identity and Background.
            ------------------------
      This Statement is being filed by a group consisting of the following entities: Geneve Holdings, Inc., a Delaware corporation ("GHI"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Southern Mortgage Holding Corporation, a Delaware corporation ("SMHC") with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Geneve Securities Holding Corp., a Delaware corporation ("GSHC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Geneve Securities Portfolio Corp., a Delaware corporation ("GSPC") with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; Southern Investors Corp., a Delaware corporation ("SIC"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902; and First International Reinsurance Company, Inc. an Alabama corporation ("FIRC"), with principal offices at 2101 Highland Avenue, Birmingham, Alabama 35205 (collectively, the "Item 2 Persons").

      GSHC and GSPC are corporations engaged in holding investments. GSHC and GSPC are subsidiaries of SMHC. SIC and SMHC are corporations engaged in holding investments. FIRC is a property and casualty reinsurance company. SIC, SMHC and FIRC are all indirect subsidiaries of GHI. GHI is a financial services holding company. By virtue of his direct or indirect holdings of capital stock of GHI, Mr. Edward Netter may be deemed to be the controlling person thereof and therefore the controlling person of the other Item 2 Persons.

      The (i) name, (ii) residence or business address, (iii) present principal occupation or employment, and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this
Item 2), of each executive officer and director of each of the
Item 2 Persons are set forth in Exhibit A and are incorporated herein by reference. All such persons are United States citizens.

      During the last five years, none of GHI, SMHC, GSHC and GSPC, SIC and FIRC or any or their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of such corporations or their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and

                                                      PAGE 9 OF 34 PAGES

as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------
      All of the shares of Common Stock owned of record by the Item 2 Persons were acquired as a result of the distribution by Independence Holding Company ("IHC") on December 31, 1996 (the "Distribution Date") to IHC's shareholders (the "Distribution") of all of the shares of Common Stock held by IHC.

Item 4.     Purpose of Transaction.
            -----------------------
      The Item 2 Persons own 44.14% of the outstanding shares of Common Stock as of the Distribution Date.

      Although the Item 2 Persons are filing this Statement as a "group" for purposes of the Federal securities laws, none of the
Item 2 Persons has any commitment to act in concert regarding the Common Stock.

      The Item 2 Persons intend to actively review their investment in the Company. The Item 2 Persons reserve the right to acquire additional shares of Common Stock as well as to dispose of any or all of the shares owned by any or all of them at any time or from time to time and at prices determined by them and otherwise to change their intention with respect to any or all matters referred to in this Item 4. Notwithstanding the foregoing, the Item 2 Persons do not have any plan or intention to sell, exchange or transfer by gift or otherwise dispose of any of the shares of Common Stock received in the Distribution.

      Except as otherwise described above, the Item 2 Persons have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;(iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the business or corporate structure of the Company; (vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of

                                                      PAGE 10 OF 34 PAGES

securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

      Messrs. Steven B. Lapin and Roy T.K. Thung are directors of certain of the Item 2 Persons and of the Company.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------
      As of the Distribution Date, GHI was the beneficial owner of and shared the power to vote and dispose of 801,079 shares of Common Stock, constituting 43.2% of the outstanding shares of Common Stock. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of GHI.

      As of the Distribution Date, SMHC was the beneficial owner of and shared the power to vote and dispose of 367,305 shares of Common Stock, constituting 19.8% of the outstanding shares of Common Stock.

      As of the Distribution Date, GSHC was the beneficial owner and shared the power to vote and dispose of 156,578 shares of Common Stock, constituting 8.4% of the outstanding shares of Common Stock.

      As of the Distribution Date, GSPC was the beneficial owner and shared the power to vote and dispose of 173,771 shares of Common Stock, constituting 9.4% of the outstanding shares of Common Stock.

      As of the Distribution Date, SIC was the beneficial owner and shared the power to vote and dispose of 433,774 shares of Common Stock, constituting 23.4% of the outstanding shares of Common Stock.

      As of the Distribution Date, FIRC was the beneficial owner of and had the sole power to vote and dispose of 17,500 shares of Common Stock, constituting 0.9% of the outstanding shares of Common Stock.

      As of the Distribution Date, Mr. Steven B. Lapin, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), was the beneficial owner of and had the sole power to vote and dispose of 100 shares of Common Stock, constituting less than .01% of the outstanding shares of Common Stock. Mr. Lapin acquired his shares of Common Stock as a result of the Distribution.

                                                      PAGE 11 OF 34 PAGES

      As of the Distribution Date, Mr. Roy T.K. Thung, a director and/or officer of certain of the Item 2 Persons (see Exhibit A hereto), was the beneficial owner of and had the sole power to vote and dispose of 250 shares of Common Stock, constituting less than .01% of the outstanding shares of Common Stock. Mr. Thung acquired his shares of Common Stock as a result of the Distribution.

      As of the Distribution Date, Mr. David T. Kettig, an officer of certain of the Item 2 Persons (see Exhibit A hereto), was the beneficial owner of and had the sole power to vote and dispose of 100 shares of Common Stock, constituting less than .01% of the outstanding shares of Common Stock. Mr. Kettig acquired his shares of Common Stock as a result of the Distribution.

      As of the Distribution Date, Mr. James G. Tatum, a director of FIRC (see Exhibit A hereto), was the beneficial owner of and had the sole power to vote and dispose of 557 shares of Common Stock, constituting less than .03% of the outstanding shares of Common Stock. Mr. Tatum acquired his shares of Common Stock as a result of the Distribution.

      To the best of their knowledge, except as described herein, none of the Item 2 Persons or any of their officers and directors beneficially owns any Common Stock. In addition, except as described herein, none of the Item 2 Persons or any of their officers or directors has effected any transaction in any Common Stock during the sixty-day period ended on the Distribution Date.

      Each of the Item 2 Persons acts independently in respect of Common Stock as to which it has voting and/or investment power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------
      The Item 2 Persons are parties to a Registration Rights Agreement with the Company, the terms of which generally provide that, under certain circumstances, the Item 2 Persons will be entitled (i) at any time, but not more than twice during any twelve month period, to request that the Company register their shares of Common Stock under the Securities Act, and (ii) to request that their shares of Common Stock be included in any underwritten offering by the Company, subject to certain customary limitations; provided that, in the case of (i) and (ii) above, no such request may be made prior to six months, or after seven years, from December 31, 1996. Notwithstanding the foregoing, the
Item 2 Persons do not have any plan or intention to sell, exchange or transfer by gift or otherwise dispose of any of the shares of Common Stock received in the Distribution.

                                                       PAGE 12 OF 34 PAGES


Item 7.     Material to be Filed as Exhibits.
            ---------------------------------
      A.    Officers and Directors of Item 2 Persons.

      B. Registration Rights Agreement, dated December 1, 1996, among the Item 2 Persons and the Company.

                                                       PAGE 13 OF 34 PAGES

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                    GENEVE HOLDINGS, INC.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    SOUTHERN MORTGAGE HOLDING
                                     CORPORATION


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    GENEVE SECURITIES HOLDING CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    GENEVE SECURITIES PORTFOLIO CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    SOUTHERN INVESTORS CORP.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary

                                    FIRST INTERNATIONAL REINSURANCE
                                    COMPANY, INC.


                                    By: /s/ David T. Kettig
                                        --------------------------
                                        David T. Kettig, Secretary




January 6, 1997

                                                      PAGE 14 OF 34 PAGES



                                 EXHIBIT A



                            GENEVE HOLDINGS, INC.
                            ---------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
---------------         ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Assistant                                         Independence
Secretary                                             Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President          Stamford, CT 06902            President, Chief
and Treasurer                                         Financial Officer
                                                      and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                      PAGE 15 OF 34 PAGES


                       GENEVE SECURITIES HOLDING CORP.
                       -------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President,         Stamford, CT 06902            Operating Officer of
Assistant                                             Independence
Secretary                                             Holding Company
and Director

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer                                             Financial Officer
and Director                                          and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 16 OF 34 PAGES


                      GENEVE SECURITIES PORTFOLIO CORP.
                      ---------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President,         Stamford, CT 06902            Operating Officer of
Assistant                                             Independence
Secretary                                             Holding Company
and Director

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer                                             Financial Officer
and Director                                          and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen 96 Cummings Point Road            Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 17 OF 34 PAGES


                FIRST INTERNATIONAL REINSURANCE COMPANY, INC.
                ---------------------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
                                                      Independence
                                                      Holding Company

James G. Tatum          2101 Highland Avenue          Registered investment
Director                Birmingham, AL 35205          advisor

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Chief Financial                                       Financial Officer
Officer                                               and Treasurer of
and Director                                          Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 18 OF 34 PAGES


                          SOUTHERN INVESTORS CORP.
                          ------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
----------------        ----------------------        ---------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Director                                          Independence
                                                      Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer and                                         Financial Officer
Director                                              and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                       PAGE 19 OF 34 PAGES


                    SOUTHERN MORTGAGE HOLDING CORPORATION
                    -------------------------------------

                                                      Present Principal
   Name and             Business Address or             Occupation or
Position Held            Residence Address                Employment
---------------         ----------------------        --------------------

Edward Netter           96 Cummings Point Road        Chairman and Chief
Chairman of the         Stamford, CT 06902            Executive Officer of
Board, President                                      Independence
and Director                                          Holding Company

Steven B. Lapin         96 Cummings Point Road        President and Chief
Vice President          Stamford, CT 06902            Operating Officer of
and Director                                          Independence
                                                      Holding Company

Roy T.K. Thung          96 Cummings Point Road        Executive Vice
Vice President,         Stamford, CT 06902            President, Chief
Treasurer and                                         Financial Officer
Director                                              and Treasurer of
                                                      Independence
                                                      Holding Company

William J. Petersen     96 Cummings Point Road        Vice President -
Vice President -        Stamford, CT 06902            Finance of
Finance                                               Geneve Corporation

Brian R. Schlier        96 Cummings Point Road        Vice President -
Director of             Stamford, CT 06902            Taxation of
Taxation                                              Independence
                                                      Holding Company

David T. Kettig         96 Cummings Point Road        Vice President -
Secretary               Stamford, CT 06902            Legal and Secretary
                                                      of Independence
                                                      Holding Company

                                                        PAGE 20 OF 34 PAGES

                                  EXHIBIT B

                        REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement (the "Agreement") is made and entered into as of December 1, 1996, by and between Zimmerman Sign Company, a Texas corporation (the "Company"), and Southern Investors Corp., Southern Mortgage Holding Corporation, Geneve Securities Portfolio Corp., Geneve Securities Holding Corp., and First International Reinsurance Company, Inc. (the "Holders").

      The parties hereto agree as follows:

1. DEFINITIONS. The terms used herein shall have the following meanings:

      (a) "ACT" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

      (b)   "COMMISSION" shall mean the Securities and Exchange
Commission or any other federal agency administering the Act.

      (c)   "COMMON STOCK" shall mean the common stock, par value
$0.01 per share, of the Company.

      (d) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

      (e) "REGISTER", "REGISTERED" or "REGISTRATION" shall mean a registration effected by preparing and filing a registration statement on any appropriate form in compliance with the Act which form shall be available for the sale of the Registrable Securities in accordance with the intended method of distribution thereof, and the declaration or ordering of the effectiveness of such registration statement by the Commission.

      (f) "REGISTRABLE SECURITIES" shall mean the Common Stock held of record by the Holders; provided, however, as to any particular Registrable Securities, such securities will cease to be Registrable Securities when (i) a registration statement covering such securities has been declared effective, or (ii) they are publicly sold in compliance with Rule 144 (or any comparable rule) under the Act, whether or not the exemption from such provisions provided in paragraph (k) of Rule 144 (or any comparable exemption) is available.

                                                   PAGE 21 OF 34 PAGES

2.    REQUESTED REGISTRATION.

      (a) If at any time, and from time to time, after June 30, 1997 and prior to December 31, 2003, one or more of the Holders shall notify the Company in writing that such Holder or Holders intend to offer or cause to be offered for public sale all or any portion of their Registrable Securities, the Company will notify all of the other Holders of its receipt of such notification from such Holder or Holders. Upon the written request of any such other Holder or Holders delivered to the Company within 15 days after receipt from the Company of such notification, the Company will use reasonable best efforts to cause such of the Registrable Securities as may be requested by the Holders to be registered under the Act in accordance with the terms of this Section 2 ("Demand Registration"). Notwithstanding the foregoing, the Company shall not be required to effect, or to take any action to effect, a registration requested pursuant to this Section 2 if any of the following conditions exist:

            (i)         if the Company has effected two Demand
      Registrations for the Holders pursuant to this Section 2 in the preceding twelve (12) months or;

            (ii) if the request for registration has been received by the Company subsequent to the giving of written notice by the Company, made in good faith, to the Holders to the effect that the Company is commencing to prepare a Company-initiated registration statement (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 or any other similar rule of the Commission under the Securities Act is applicable);

The Company may postpone the filing of any registration statement required hereunder for a reasonable period time, not to exceed 120 days, if the Company has been advised by legal counsel that such filing would require the disclosure of a material transaction or other factor and the Company determines reasonably and in good faith that such disclosure would have a material adverse effect on the Company.

      (b) In any Demand Registration, the Holders to be included therein shall have the right to select the investment banker or bankers and manager or managers to administer the offering; provided, however, that such investment banker or bankers and manager or managers is reasonably satisfactory to the Company. If the manager or managers deliver an opinion to the Holders that the total amount of securities which other persons or entities (by virtue of "piggy-back" or similar registration rights) intend to include in such offering is sufficiently large to materially and

                                              PAGE 22 OF 34 PAGES

adversely affect the success of such offering, then the amount or kind of securities to be offered for the accounts of such other persons or entities shall be reduced pro rata with respect to each holder to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such manager or managers. The amount or kind of securities to be offered for the accounts of the Holders shall not be so reduced.

      (c) The Company shall use reasonable best efforts to keep any Demand Registration effective until the earlier of (i) six months following the date on which the registration statement relating thereto was declared effective and
(ii) the sale pursuant to such registration statement of the Registrable Securities covered thereby.

3.    PIGGY-BACK REGISTRATION.

      If at any time, and from time to time, after June 30, 1997 and prior to December 31, 2003, the Company proposes to file a registration statement under the Act with respect to an offering by the Company for its own account or for the account of others of any class of security (other than a registration statement on Forms S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders), then the Company shall in each case give written notice of such proposed filing to the Holders at least 30 days prior to the anticipated filing date, and such notice shall offer the Holders the opportunity to register such shares of Registrable Securities as each Holder may request (a "Piggy-Back Registration"). The Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the holders of Registrable Securities requested in writing within fifteen (15) days after the notice given by the Company to be included in the registration for such offering to include such securities in such offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering delivers an opinion to the Holders that the total amount of securities which they or the Company or any other persons or entities intend to include in such offering is sufficiently large to materially and adversely affect the success of such offering, then the amount or kind of securities to be offered for the accounts of the Holders shall be reduced to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; provided, however, that if securities are being offered for the account of other persons or entities who received registration rights after those provided for herein, the securities of such persons or entities shall be reduced in full prior to any reduction in the securities of the Holders begin offered.

                                            PAGE 23 OF 34 PAGES

4.    HOLDBACK AGREEMENTS.

      (a) RESTRICTIONS ON PUBLIC SALE BY HOLDERS. Each Holder agrees not to effect any public sale or distribution of securities which are the same as or which are similar in nature as the securities of the Company being registered, during the fourteen days prior to, and during the 90-day period beginning on, the effective date of a registration statement filed by the Company (except as part of such registration), but only if and to the extent requested in writing (with reasonable prior notice) by the managing underwriter or underwriters in the case of an underwritten public offering or, if such offering is not underwritten, by the Company of securities similar to the Registrable Securities.

      (b) RESTRICTIONS ON PUBLIC SALE BY THE COMPANY AND OTHERS. The Company agrees (i) not to effect any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable during the 90-day period beginning on, the effective date of any registration statement in which the Holders are participating (except as part of such registration); and (ii) that any agreement entered into on or after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed securities shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 under the Act (except as part of any such registration, if permitted).

5.    REGISTRATION PROCEDURES.

      Whenever any Registrable Securities are required to be registered pursuant to Sections 2 or 3 of this Agreement, the Company will use its best efforts to effect the registration of such Registrable Securities in accordance with the intended method of disposition thereof as diligently as practicable, and in connection therewith, the Company agrees that it shall also do the following:

      (a) use reasonable best efforts to diligently prepare for filing and file with the Commission a registration statement which includes the Registrable Securities and use reasonable best efforts to cause such registration to become effective; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference, the Company will furnish to counsel to the Holders covered by such registration statement and the managing underwriter or underwriters, if any, draft copies of all such documents proposed to be filed (other than exhibits, unless so requested) a reasonable time prior thereto, which documents will be subject to the reasonable review of such counsel and the Holders and underwriters, and the Company will not file any registration

                                             PAGE 24 OF 34 PAGES

statement or amendment thereto or any prospectus or any supplement thereto (including such documents incorporated by reference) to which the Holders or the managing underwriter or underwriters with respect to such securities, if any, shall reasonably object, and will notify the Holders of any stop order issued or threatened by the Commission in connection therewith and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

      (b) prepare and file with the Commission such amendments and post-effective amendments to the registration statement as may be necessary to keep the registration statement effective for a period of not less than six (6) months (or such shorter period which will terminate when all Registrable Securities covered by such registration statement have been sold or withdrawn, but not prior to the expiration of the 25-day period referred to in
Section 4(3) of the Act and Rule 174 thereunder, if applicable); cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule
424 under the Act; and comply with the provisions of the Act applicable to it with regard to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement or supplement to the prospectus;

      (c) furnish to any Holder included in such registration statement and the underwriter or underwriters, if any, without charge, at least one signed copy of the registration statement and any post-effective amendment thereto upon request, and such number of conformed copies thereof and such number of copies of the prospectus (including each preliminary prospectus) and any amendments or supplements thereto and any documents incorporated by reference therein, as such Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities being sold by such Holder (it being understood that the Company consents to the use of the prospectus and any amendment or supplement thereto by each Holder covered by the registration statement and the underwriter or underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the prospectus or any amendment or supplement thereto);

      (d) notify each Holder included in such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Act, when the Company becomes aware of the happening of any event as a result of which the prospectus included in such registration statement (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of the prospectus or any preliminary prospectus, in light of the circumstances under which they were made) not

                                                 PAGE 25 OF 34 PAGES

misleading and, as promptly as practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

      (e) notify each Holder included in such registration statement and the managing underwriters, if any, promptly, and confirm such advice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information, and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the registrable securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

      (f) use reasonable best efforts to cause all Registrable Securities included in such registration statement to be listed, by the date of the first sale of Registrable Securities pursuant to such registration statement, on each securities market on which the Common Stock of such issuer is then listed or proposed to be listed, if any;

      (g) make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Act and Rule 158 thereunder no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of the registration statement, which earnings statement shall cover said 12-month period;

      (h) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment;

      (i) if requested by the managing underwriter or underwriters or any Holder covered by the registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or underwriters or such holder, as the case may be, reasonably requested to be included therein, including, without limitation, information with respect to the number of Registrable Securities being sold by such Holder to an underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering, and promptly make all

                                                 PAGE 26 OF 34 PAGES

required filings of such prospectus supplement or post-effective amendment;

      (j) as promptly as practicable after filing with the Commission of any document which is incorporated by reference in a prospectus contained in a registration statement, deliver a copy of such document to each Holder covered by such registration statement;

      (k) on or prior to the date on which the registration statement is declared effective, use reasonable best efforts to register or qualify, and cooperate with the Holders included in such registration statement, the underwriter or underwriters, if any, and their counsel, in connection with the registration or qualification of the Registrable Securities covered by the registration statement for offer and sale under the securities or blue sky laws of each state and other jurisdiction of the United States as any such holder or underwriter reasonably requests in writing, to use reasonable best efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the period such registration statement is required to be kept effective and to do any and all other acts or things necessary or advisable to enable the disposition in all such jurisdictions of the Registrable Securities covered by the applicable registration statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

      (l) cooperate with the Holders covered by the registration statement and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such holders may request;

      (m) use reasonable best efforts to cause the Registrable Securities covered by the registration statement to be registered with or approved by such other governmental agencies or authorities within the United States as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such securities;

      (n) enter into such customary agreements (including an underwritten agreement in customary form with provisions as may be reasonably required by the managing underwriter retained by the Holders) and take all such other actions as the Holders or the managing director or underwriters retained by the Holders participating in an underwritten public offering, if any,

                                                PAGE 27 OF 34 PAGES

reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

      (o) make available for inspection by any Holder included in such registration statement, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such inspector in connection with such registration statement; provided that records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; provided, further, each holder of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential; and

      (p) use reasonable best efforts to obtain a cold comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the Holders reasonably request.

      Each Holder, upon receipt of any notice from the Company of the happening of any event of the kind described in subsection (d) of this Section 5, will forthwith discontinue disposition of the Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by subsection (d) of this Section 5 or until it is advised in writing (the "Advice") by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus, and, if so directed by the Company, such Holder will, or will request the managing underwriter or underwriters, if any, to deliver to the Company (at the Company's expense) all copies (other than permanent file copies) then in the possession of such Holder and of any underwriter or underwriters, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods mentioned in subsection (b) of this
Section 5 shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such

                                              PAGE 28 OF 34 PAGES

registration statement shall have received the copies of the supplemented or amended prospectus contemplated by subsection (d) of this Section 5 hereof or the Advice.

      Each Holder hereby covenants that it will not make any sale of Registrable Securities that are registered in accordance with
Section 2 or 3 hereof without first effectively causing the prospectus delivery requirements under the Act to be satisfied, and each such Holder acknowledges and agrees that if sold in a non-underwritten public offering, such shares are not transferrable on the books of the Company unless the stock certificates submitted to the transfer agent evidencing the shares is accompanied by a certificate to the effect that the shares have been sold in accordance with an effective registration statement and the requirements of delivering a current prospectus have been satisfied.

      Each seller of Registrable Securities as to which any registration is being effected shall use reasonable efforts to cooperate with the Company, and the Company may require each such seller to furnish to the Company such information regarding the distribution of such securities as the Company may from time to time reasonably request in writing.

6.    REGISTRATION EXPENSES.

      All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all Commission and National Association of Securities Dealers, Inc. registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of the Company's officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with the listing of the securities to be registered on each securities market on which similar securities issued by the Company are then listed, and fees and disbursements of counsel for the Company and its independent certified public accountants (including the expenses of any "cold comfort" letters required by or incident to such performance and the fees and expenses of any special audit required or incident to a registration hereunder), securities act liability insurance of the Company and its officers and directors (if the Company elects to obtain such insurance), the fees and expenses of any special experts retained by the Company in connection with such registration, fees and expenses of other persons retained by the Company incurred in connection with each registration hereunder (but not including any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities, fees and expenses of counsel and any other special experts retained by the

                                               PAGE 29 OF 34 PAGES

Holders in connection with a registration required hereunder, and transfer taxes, if any), will be borne by the Company.

7.    INDEMNIFICATION; CONTRIBUTION.

      (a) INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless each Holder, its officers, directors, agents, employees, representatives and each person or entity who controls such Holder (within the meaning of the Act), against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation) arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement, any amendment or supplement thereto, any prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same arise out of or are based upon any such untrue statement or omission based upon information with respect to such holder furnished in writing to the Company by such Holder expressly for use therein. In connection with an underwritten offering, the Company will indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of the Act) to the same extent as provided above with respect to the indemnification of the Holders.

      (b) INDEMNIFICATION BY HOLDERS. In connection with any registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information with respect to the name and address of such Holder, the amount of Registrable Securities held by such Holder, and such other information as is required by the Company for use in connection with any such registration statement or prospectus and agrees to indemnify, to the extent permitted by law, the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Act) against any losses, claims, damages, liabilities and expenses arising out of or based upon any untrue statement of material fact contained in any registration statement, any amendment or supplement thereto, any prospectus or preliminary prospectus or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information with respect to such Holder so furnished in writing by such Holder specifically for inclusion in any prospectus or registration statement. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                                              PAGE 30 OF 34 PAGES

      (c) CONDUCT OF INDEMNIFICATION PROCEEDINGS. Any person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party (i) a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim or (ii) the named parties to any such action, suit, proceeding or investigation (including any impleaded parties) include both an indemnifying party and an indemnified party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to such indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of one additional counsel.

      (d) CONTRIBUTION. If the indemnification provided for in this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such loses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or

                                              PAGE 31 OF 34 PAGES

prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

      The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 7(d), no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such selling Holder were offered to the public exceeds the amount of any damages which such selling Holder has otherwise been required to pay by reason of such untrue statement or omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

      If indemnification is available under this Section 7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 7(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 7(d).

8.    PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

      No Holder may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

                                             PAGE 32 OF 34 PAGES

9.    RULE 144.

      The Company agrees that it will use reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Act, at all times. The Company agrees that it will use its best efforts to file with the Commission in a timely manner the reports required to be filed by it under the Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder. The Company shall furnish to any Holder upon written request a written statement as to the steps it has taken to comply with the current public information requirements of Rule 144.

10. TRANSFER OF REGISTRATION RIGHTS. The registration rights provided to each of the Holders under Section 2 and 3 hereof may not be transferred to any other person or entity; provided, however, the Holders may transfer the registration rights provided hereunder in connection with a transfer of all or any portion of Registrable Securities to an affiliate of Geneve Holdings, Inc. ("GHI"). Any transferee of Registrable Securities pursuant to the preceding sentence shall be a holder of Registrable Securities within the meaning of this Agreement and shall have the rights as such hereunder.

11. ADDITIONAL GRANTS OF REGISTRATION RIGHTS. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement. If the Company shall hereafter grant any registration or similar rights with respect to securities of the Company which are more favorable than the rights granted pursuant to this Agreement, each Holder shall immediately be vested with such more favorable rights.

12.   MISCELLANEOUS.

      (a) AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of all of the Holders.

      (b) NOTICES. All notices and other communications provided for or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telex or telecopies, registered or certified mail (return receipt requested), postage prepaid or courier to the parties at the following addresses (or at such other address for any party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof). Notices sent by mail shall be effective when answered back, notices sent by telecopier shall be effective when receipt is acknowledged, and notices sent by courier guaranteeing next day deliver shall be

                                              PAGE 33 OF 34 PAGES

effective on the next business day after timely delivery to the courier:

            (i) if to a holder of Registrable Securities at the most current address given by such holder to the Company in writing;

            (ii)  if to the Company at:

                        Zimmerman Sign Company
                        9846 Hwy. 31 East
                        Tyler, Texas  75705
                        Attn: Chairman

      (c) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

      (d) COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

      (e) HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

      (f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS
APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY WITHIN
THAT STATE.

      (g) SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

      (h) ENTIRE AGREEMENT. This Agreement, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                                                      PAGE 34 OF 34 PAGES

      EXECUTED, as of the date first above written.

                                    COMPANY:

                                    ZIMMERMAN SIGN COMPANY

                                    By: /s/ David E. Anderson
                                        ---------------------
                                        Its: Chairman

                                    HOLDERS:

                                    SOUTHERN INVESTORS CORP.

                                        By: /s/ David T. Kettig
                                            -------------------
                                            Its: Secretary


                                    SOUTHERN MORTGAGE HOLDING
                                     HOLDING CORPORATION

                                        By: /s/ David T. Kettig
                                            -------------------
                                            Its: Secretary


                                    GENEVE SECURITIES PORTFOLIO CORP.

                                        By:/s/ David T. Kettig
                                        ----------------------
                                        Its: Secretary


                                    GENEVE SECURITIES HOLDING CORP.

                                        By:/s/ David T. Kettig
                                        ----------------------
                                        Its:Secretary


                                    FIRST INTERNATIONAL REINSURANCE
                                     COMPANY, INC.

                                        By:/s/ David T. Kettig
                                        ----------------------
                                        Its:Secretary